UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     ) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

National Investment Managers Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

 (Title of Class of Securities)

63654V108

 (CUSIP Number)

David A. Swerdloff, Esq.
Day Pitney LLP
One Canterbury Green
Stamford, CT 06901-2047
(203) 977-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2005

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63654V108	2 of 5 Pages	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard E. Stierwalt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,529,727
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

1,529,727
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,529,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $.001 per share (the “Shares”), of National Investment Managers Inc., a Florida corporation (the “Company”). This Statement is being filed by Richard E. Stierwalt (the “Reporting Person”) to report acquisitions of Shares as a result of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Shares. Information contained in this Statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

The Reporting Person’s beneficial ownership of Shares as of the Merger Date (as defined) and as of the date of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “2005 Annual Report”) were disclosed in the Company’s Current Report on Form 8-K, filed on March 15, 2005, and such 2005 Annual Report, respectively. Such reports disclosed beneficial ownership of 11.4% and 9.8% of the outstanding Shares as of such respective dates, calculated in accordance with the methodology utilized in such reports. Except as set forth in Item 5(c) of this Statement and Exhibit 99.1 hereto, which is incorporated herein by reference, the Reporting Person has neither acquired nor sold Shares subsequent to the date of such Annual Report. The Reporting Person inadvertently omitted to file a statement on Schedule 13D prior to the date hereof.

ITEM 1.  SECURITY AND ISSUER.

This Statement on relates to the common stock, par value $.001 per share, of National Investment Managers Inc., a Florida corporation. The principal executive offices of the Company are located at 830 Third Avenue, 14th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf the Reporting Person. The present principal occupation of the Reporting Person is serving as the Managing Partner of New Shorehaven, LLC, an investment partnership with a principal business address of 345 Governors Lane, Fairfield, Connecticut 06824. From March 9, 2005 through February 1, 2006, the Reporting Person was President and Chief Executive Officer, and from March 9, 2006 through April 14, 2005, a director, of the Company. During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of the Reporting Person is 345 Governors Lane, Fairfield, Connecticut 06824.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In 2004, the Reporting Person invested personal funds of $200,000 in a privately-held corporation (the “Predecessor”), the purpose of which was to seek investment opportunities, as payment for Predecessor common stock and was granted a warrant to purchase Predecessor common stock. On March 9, 2005 (the “Merger Date”), a wholly-owned subsidiary of the Company merged with and into Predecessor (the “Merger”), in connection with which the Reporting Person received 1,200,000 Shares in exchange for his Predecessor common stock in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the right to purchase, pursuant to the Predecessor warrant he held, 793,000 Shares (the “Warrant”). As of the Merger Date, the Warrant was exercisable by the Reporting Person to purchase 246,333 Shares with the balance vesting ratably each month through November 1, 2005, when it became fully vested. On March 1, 2006, the Reporting Person acquired 672,824 Shares through a cashless “net” exercise of the Warrant (the “Warrant Shares”). Also on March 1, 2006, the Reporting Person acquired 60,539 Shares and 136,364 Shares through cashless “net” exercise of options to purchase 665,925 and 1,500,000 Shares, respectively, granted by the Company on the same date (the “Option Shares”). These options were granted to the Reporting Person upon cancellation of options surrendered to the Company that were exercisable for an identical number of shares and were originally granted on May 4, 2005 and December 1, 2005, respectively.

ITEM 4. PURPOSE OF THE TRANSACTION

Beneficial ownership of Shares acquired by the Reporting Person in the Merger was acquired by the Reporting Person and held, beginning March 9, 2005, as a control person and affiliate of the Company. On February 1, 2006, the Reporting Person resigned as President and Chief Executive Officer, and on April 12, 2006, the Reporting Person delivered to the Company notice of resignation as a director of the Company, effective as of April 14, 2006. On such date, he ceased to be an affiliate of the Company and since that date has held his Shares for investment purposes.

Depending on various factors including, without limitation, the Company’s and Reporting Person’s financial position and investment strategy, conditions in the securities markets and general economic and industry conditions, the Reporting Person may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (iii) change his intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

Other than as set forth above, at the present time, the Reporting Person has no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) − (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Statement, the Reporting Person beneficially owns 1,529,727 Shares constituting 6.2% of the outstanding Shares (the percentage of Shares owned being based upon 24,627,045 Shares outstanding on November 14, 2006, as set forth in the Company’s Quarterly Report for the quarter ended September 30, 2006 on Form 10-QSB, filed November 14, 2006).

(b) The Reporting Person has the sole power to vote or direct the vote of 1,529,727 Shares and the sole power to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Person during the past sixty days is set forth in Exhibit 99.2 attached hereto, which is incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following Exhibits are filed herewith:

99.1	Information concerning transactions in the Shares, other than as set forth in Item 5(c) of the Schedule 13D, effected by the Reporting Person since the date of the 2005 Annual Report.

99.2	Information concerning transactions in the Shares effected by the Reporting Person in the last sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

Dated: February 14, 2007

/s/ Richard E. Stierwalt
Richard E. Stierwalt

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Information concerning transactions in the Shares, other than as set forth in Item 5(c) of the Schedule 13D, effected by the Reporting Person since the date of the 2005 Annual Report.

99.2	Information concerning transactions in the Shares effected by the Reporting Person in the last sixty days.